                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)*


                              CITFED BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, $ .01 Par Value Per Share
                         (Title of Class of Securities)

                                    173029109
                                 (CUSIP Number)


                             Paul L. Reynolds, Esq.
                         Counsel and Assistant Secretary
                               Fifth Third Bancorp
                               Fifth Third Center
                             Cincinnati, Ohio 45263
                                 (513) 579-5300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 13, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  173029109

1.  NAMES OF REPORTING PERSONS
    S.S. or I.R.S. Identification Nos. of Above Persons

             Fifth Third Bancorp
             31-0854434

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [   ]
             N/A                                               (b) [   ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
    WC, OO (See Item 3)

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)
                                                                   ----
             N/A

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

             Ohio

NUMBER OF       7.       SOLE VOTING POWER
  SHARES                 3,233,336 (1) (See Item 5)
BENEFICIALLY
  OWNED BY      8.       SHARED VOTING POWER
  EACH                   0 (1) (See Item 5)
REPORTING
  PERSON        9.       SOLE DISPOSITIVE POWER
  WITH                   3,233,336 (1) (See Item 5)

                10.      SHARED DISPOSITIVE POWER
                         0 (1) (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         3,614,072 (1) (See Item 5)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

             N/A (1)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.3% of Common Stock (2)

14. TYPE OF REPORTING PERSON*

             HC
-----------------------------------------------------------------------------
    *        (See Instructions)

    (1) The reporting person disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. Beneficial ownership of 3,230,411 of such shares is being reported hereunder solely as a result of the option (the "Option") granted pursuant to the

             Stock Option Agreement described in Items 4 and 5 hereof. Fifth Third expressly disclaims any beneficial ownership of such shares of the Company's Common Stock which are obtainable by Fifth Third upon exercise of the Option because the Option is exercisable only in the circumstances set forth in Items 4 and 5, none of which has occurred as of the date hereof. Fifth Third expressly disclaims any beneficial ownership of the remaining 383,661 shares of the Company's Common Stock which are held in a fiduciary capacity by certain subsidiaries of Fifth Third, 2,925 of which Fifth Third has sole voting and dispositive powers.


         (2) Gives effect to the issuance of the Company's Common Stock subject to the Option.

ITEM 1. SECURITY AND ISSUER

     The name of the issuer is CitFed Bancorp, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1 Citizens Federal Center, Dayton, Ohio 45402. The class of the Company's securities to which this Schedule 13D relates is its common stock, $ .01 par value per share ("Common Stock").

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) The name of the person filing this Schedule 13D is Fifth Third Bancorp, a corporation incorporated under the laws of the State of Ohio ("Fifth Third"). Fifth Third's principal office is located at Fifth Third Center, Cincinnati, Ohio 45263. Fifth Third is a registered multi-bank holding company under the Bank Holding Company Act of 1956, as amended.

     The name, business address and principal occupation of each director of Fifth Third are as follows:

Name and Business Address                       Principal Occupation
-------------------------                       --------------------
Darryl F. Allen                                 Chairman, President & CEO
Aeroquip- Vickers, Inc.                         Aeroquip- Vickers, Inc.
3000 Strayer Road
Maumee, Ohio 43537

John F. Barrett                                 President & CEO
President & CEO                                 The Western & Southern Life Insurance
The Western & Southern Life Insurance              Company
   Company
400 Broadway
Cincinnati, Ohio 45202


Milton C. Boesel, Jr.                           (Former) Counsel
Ritter, Robinson, McCready & James              Ritter, Robinson, McCready & James
525 W. Sophia Street
Maumee, Ohio 43537


Gerald V. Dirvin                                (Former) Executive Vice President
6335 Shawnee Pines Drive                        The Procter & Gamble Company
Cincinnati, Ohio 45243


Thomas B. Donnell                               Chairman
Fifth Third Bank of Northwestern Ohio, N.A.     Fifth Third Bank of Northwestern Ohio, N.A.
337 S. Main Street
Findlay, Ohio 45840

Richard T. Farmer                              Chairman
Cintas Corporation                             Cintas Corporation
6800 Cintas Blvd.
Cincinnati, Ohio 45262-5737

Ivan W. Gorr                                   (Former) Chairman & CEO
1705 Windsor Place                             Cooper Tire & Rubber Co.
Findlay, Ohio 45840

  October- April:
5618 S. W. 14th Place
Cape Coral, Florida 33914


Joan R. Herschede                              President & CEO
1144 Edwards Road                              The Frank Herschede Company
Cincinnati, Ohio 45208-3413


Joseph H. Head, Jr.                            Chairman & CEO
Atkins & Pearce, Inc.                          Atkins & Pearce, Inc.
3865 Madison Pike
Covington, Kentucky 41017

William G. Kagler                              (Former) Chairman of the Executive Committee
18 Hampton Court                               of the Board of Directors of Skyline Chili, Inc.
Cincinnati, Ohio 45208


James D. Kiggen                                Chairman
Xtek, Inc.                                     Xtek, Inc.
11451 Reading Road
Cincinnati, Ohio 45241


Mitchel D. Livingston, Ph.D.                   Vice President for Student Affairs &
University of Cincinnati                       Human Resources
P.O. Box 210638                                University of Cincinnati
Cincinnati, Ohio 45221-0638

Robert B. Morgan                               President & CEO
Cincinnati Financial Corporation               Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014

James E. Rogers                                Vice Chairman, President & CEO
Cinergy Corporation                            Cinergy Corporation
139 East Fourth Street
Cincinnati, Ohio 45202

Brian H. Rowe                                  (Former) President
Chairman Emeritus                              Chairman Emeritus
G.E. Aircraft Engines                          G.E. Aircraft Engines
Mail Drop N178
Cincinnati, Ohio 45215-6301

George A. Schaefer, Jr.                        President & CEO
Fifth Third Bancorp                            Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

John J. Schiff, Jr.                            Chairman
Cincinnati Financial Corporation               Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014

Dennis J. Sullivan, Jr.                        Executive Counselor
Dan Pinger Public Relations                    Dan Pinger Public Relations
2245 Gilbert Avenue
Cincinnati, Ohio 45206

Dudley S. Taft                                 President
Taft Broadcasting Company                      Taft Broadcasting Company
312 Walnut Street, Suite 3550
Cincinnati, Ohio 45202

     The name, business address and principal occupation of each executive officer of Fifth Third are as follows:

Name and Business Address                     Principal Occupation
-------------------------                     --------------------
George A. Schaefer, Jr.                        President and Chief Executive Officer
Fifth Third Center
Cincinnati, Ohio 45263

James J. Hudepohl                              Executive Vice President
Fifth Third Center
Cincinnati, Ohio 45263

Steve J. Schrantz                              Executive Vice President
Fifth Third Center
Cincinnati, Ohio 45263

Michael D. Baker                               Executive Vice President
Fifth Third Center
Cincinnati, Ohio 45263

P. Michael Brumm                               Executive Vice President
Fifth Third Center
Cincinnati, Ohio 45263

Robert P. Niehaus                              Executive Vice President
Fifth Third Center
Cincinnati, Ohio 45263

Michael K. Keating                             Executive Vice President and Secretary
Fifth Third Center
Cincinnati, Ohio 45263

James R. Gaunt                                 Executive Vice President
401 S. Fourth Avenue
Louisville, Kentucky 40202

Robert J. King Jr.                             Executive Vice President
1403 E. Ninth Street
Cleveland, Ohio 44114


Roger W. Dean                                  Controller
Fifth Third Center
Cincinnati, Ohio 45263


Neal E. Arnold                                 Senior Vice President and Chief Financial
Fifth Third Center                             Officer
Cincinnati, Ohio 45263

Paul Reynolds                                  Counsel and Assistant Secretary
Fifth Third Center
Cincinnati, Ohio 45263

Gerald L. Wissel                               Executive Vice President and Auditor
Fifth Third Center
Cincinnati, Ohio 45263

     (d) - (e) During the last five years, neither Fifth Third, nor to the best of Fifth Third's knowledge, any of the directors or executive officers of Fifth Third, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All individuals described in this Item 2 are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


     Pursuant to the Stock Option Agreement described in Items 4 and 5 (the "Stock Option Agreement"), the Company has granted to Fifth Third an option (the "Option") to purchase up to 3,230,411 shares of Common Stock at a price of $37.75 per share, exercisable only upon the occurrence of certain events. The exercise of the Option to purchase the full number of shares of Common Stock currently covered thereby would require aggregate funds of $121,948,015. If Fifth Third were to purchase shares of Common Stock pursuant to the Stock Option Agreement, Fifth Third currently anticipates that such funds would be provided from Fifth Third's working capital, dividends from Fifth Third subsidiaries and/or by borrowings from other sources yet to be determined.


ITEM 4. PURPOSE OF TRANSACTION

     On January 13, 1998, the Company and Fifth Third entered into an Affiliation Agreement (the "Affiliation Agreement"), pursuant to which the Company will be merged with and into Fifth Third and Citizens Federal Bank, F.S.B., a wholly- owned subsidiary of the Company, will be merged with and into The Fifth Third Bank of Western Ohio, a wholly- owned subsidiary of Fifth Third (the "Merger").


     As a result of the Merger, each outstanding share of Common Stock (excluding treasury and certain other shares) will be converted into .67 shares of common stock of Fifth Third ("Fifth Third Common Stock"), and a cash payment for any fraction of a share of Fifth Third Common Stock to which any holder of Common Stock would be entitled pursuant to the Merger in lieu of such fraction of a share. This Exchange Ratio is subject to change: (i) so as to give the Company's shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split- ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected before the Effective Time of the Merger and (ii) upon the occurrence of certain events relating to the Average Closing Price of Fifth Third Common Stock. Consummation of the Merger would result in the Common Stock ceasing to be authorized to be quoted on the Nasdaq Stock Market, Inc.'s National Market System ("NASDAQ") and the termination of registration of such securities pursuant to the Securities Act of 1933, as amended.

     The Merger will be a tax-free reorganization and will be accounted for as a pooling-of-interests. The Merger is subject to a number of conditions set forth in the Affiliation Agreement. The Affiliation Agreement is included as Exhibit
2.1 hereto and is hereby incorporated herein by reference.


     As a condition and inducement to Fifth Third's entering into the Affiliation Agreement, the Company entered into the Stock Option Agreement with Fifth Third. Pursuant to the Stock Option Agreement, the Company has granted to Fifth Third an option to purchase up to 3,230,411 shares (the "Option Shares") of Common Stock at a price of $37.75 per share, exercisable only upon the occurrence of certain events. Under certain circumstances set forth in the Stock Option Agreement, Fifth Third, as grantee of the Option, may surrender the Option to the Company in exchange for a Substitute Option or for payment as provided in the Stock Option Agreement. The Stock Option Agreement is included as Exhibit 4.1 hereto and is hereby incorporated herein by reference.


     Pursuant to the Affiliation Agreement, upon consummation of the Merger, the Second Amended Articles of Incorporation, as amended, of Fifth Third of record with the Secretary of State of Ohio as of the Effective Time shall be the Articles of Incorporation of Fifth Third, as the Surviving Corporation, and the Code of Regulations of Fifth Third at the Effective Time shall be the Code of Regulations of the Surviving Corporation, until each is amended as provided therein and in accordance with law. Also pursuant to the Affiliation Agreement, upon consummation of the Merger, the directors and officers of Fifth Third in office at the Effective Time of the Merger shall continue to be the directors and officers of the Surviving Corporation. Additionally, in the Affiliation Agreement, Fifth Third has agreed to offer to appoint each of Jerry L. Kirby and Allen M. Hill to the Fifth Third Board of Directors and, if such person's initial term on the Fifth Third Board of Directors expires prior to the Fifth Third annual meeting of stockholders in the year 2001, to nominate such person for a second term on the Board of Directors, and (b) to offer to appoint Jerry
L. Kirby as the Chairman of the Board of Fifth Third Bank of Western Ohio.


     Pursuant to the Affiliation Agreement, the Company has agreed, during the period prior to the Effective Time, that neither it nor its Subsidiaries shall, among other things, issue any additional shares of its Common Stock other than pursuant to the exercise of options granted prior to the date of the Affiliation Agreement or pursuant to the Stock Option Agreement; issue any other equity securities, other than pursuant to the exercise of options granted prior to the date of the Affiliation Agreement; or, issue as borrower any long term debt (other than Federal Home Loan Bank advances having maturities not exceeding one year) or convertible or other securities of any kind, or right to acquire any of its securities; make, declare, pay or set aside for payment any cash dividends on its own stock other than normal and customary cash dividends not to exceed $0.09 per quarter through June 30, 1998, and $0.10 per quarter thereafter, paid in such amounts and at such times as the Company historically has done on its common stock, provided this covenant shall only apply to the Company and provided further that notwithstanding anything to the contrary herein, Fifth Third and the Company shall cooperate in selecting the Effective Time to ensure that the holders of Common Stock do not become entitled to receive both a dividend in respect of their Common Stock and a dividend in respect of the Fifth

Third Common Stock or fail to be entitled to receive any dividend with respect to any quarterly period or portion thereof in which the Effective Time occurs; or make, declare, pay or set aside for payment any stock dividends or make any other distributions on its stock other than cash dividends as described in the immediately preceding clause. The Company has also agreed that it will not sell or otherwise dispose of or encumber any of the shares of the capital stock of any of the Subsidiaries which are now owned by it.

     All outstanding stock options under the Company's stock option plan as of the Effective Time (the "Existing Stock Options") will be amended to provide that (i) upon exercise such holder shall receive that number of shares of Fifth Third Common Stock determined by multiplying the Exchange Ratio by the number of shares of Common Stock subject to the Existing Stock Option, and (ii) the exercise price under such Existing Stock Option will be determined by dividing the exercise price per share under the Existing Stock Option in effect immediately prior to the Effective Time by the Exchange Ratio, and rounding the exercise price thus determined to the nearest whole cent (a half-cent shall be rounded to the next higher whole cent). All other terms and conditions of the Existing Stock Options shall remain in full force and effect, except as the context may require the substitution of Fifth Third for the Company. Fifth Third shall continue the separate existence of the Company's stock option plan, provided, however, that Fifth Third may, in its sole discretion, combine the Company's stock option plan as a separate and distinct part of any other stock based employee incentive plan that Fifth Third may utilize from time to time.

     The Affiliation Agreement may be terminated by either Fifth Third or the Company if the Merger has not been consummated by September 30, 1998, provided the terminating party is not in material breach or default of any representations, warranty or covenant contained in the Affiliation Agreement on the date of such termination.

     Except as set forth in this Item 4, Fifth Third has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

     The preceding summary of certain provisions of the Affiliation Agreement and the Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


     (a) and (b). Pursuant to the Stock Option Agreement, Fifth Third has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 3,230,411 shares of Common Stock, subject to adjustment as provided in the Stock Option Agreement, provided that in no event shall the number of shares of Common Stock for which the Option is exercisable exceed 19.9% of the issued and outstanding shares of Common Stock. If Fifth Third were to acquire such shares, it would have sole voting power and, subject to certain restrictions set forth in the Stock Option Agreement, sole power to dispose or direct the disposition of such shares. Because of the limited circumstances in which the option granted under the Stock Option

Agreement is exercisable, Fifth Third disclaims beneficial ownership of such shares of Common Stock subject to the Stock Option Agreement.


     As of January 13, 1998, certain Fifth Third subsidiaries may be deemed to be the beneficial owners of 383,661 shares of Common Stock, which shares are held in a fiduciary capacity (the "Fiduciary Shares"). Fifth Third has sole voting power with respect to 2,925 of such Fiduciary Shares, shared voting power with respect to no such Fiduciary Shares, sole investment power as to 2,925 of such Fiduciary Shares and shared investment power with respect to no such Fiduciary Shares. Fifth Third has no voting or investment power with respect to the remaining 380,736 Fiduciary Shares. The Option Shares and the Fiduciary Shares collectively represent approximately 22.3% of the outstanding shares of Common Stock giving effect to the full exercise of the Option. Fifth Third disclaims beneficial ownership of all of the Option Shares and all of the Fiduciary Shares.


     To the best of its knowledge, no executive officer or director of Fifth Third beneficially owns any shares of Common Stock.

     (c) Except to the extent of transactions in a fiduciary capacity, there have been no transactions in shares of Common Stock by Fifth Third, or, to the best knowledge of Fifth Third, any of Fifth Third's executive officers and directors effected during the past sixty days.

     (d) As described in paragraph (a) and (b) above, Fifth Third and various subsidiaries of Fifth Third may be deemed to be beneficial owners of shares of Common Stock in trust accounts for customers with sole or no investment powers. The beneficiaries of such trust accounts have the power to direct the payment of dividends and proceeds from the sale of such shares.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     A copy of the Stock Option Agreement is included as Exhibit 4.1 hereto and is hereby incorporated herein by reference. The rights and obligations of the Company and Fifth Third under the Stock Option Agreement are subject to all required regulatory approvals.

     A copy of the Affiliation Agreement is included as Exhibit 2.1 hereto and is hereby incorporated herein by reference.

     Except as set forth in Items 3, 4, 5 and 6 neither Fifth Third nor, to the best knowledge of Fifth Third, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

2.1 Affiliation Agreement dated as of January 13, 1998, by and between Fifth Third Bancorp and CitFed Bancorp, Inc. (omitting schedules and exhibits not deemed material).

4.1 Stock Option Agreement dated as of January 13, 1998, by and between CitFed Bancorp, Inc., as issuer, and Fifth Third Bancorp., as grantee (omitting schedules and exhibits not deemed material).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               FIFTH THIRD BANCORP




                               By: /s/ Paul L. Reynolds
                                   -----------------------------
                                   Paul L. Reynolds, Counsel and
                                   Assistant Secretary

Date: January 23, 1998